UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Balch Hill Capital, LLC (See Note 1)	2. Issuer Name and Ticker or Trading Symbol Gadzoox Networks, Inc. (ZOOX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __X__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 2778 Green Street	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year April 2002
(Street) San Francisco, California 94123			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X_Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	04/12/02	P		99,900	A	$0.50	7,235,000	D&I	See note 2

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. The reporting persons (the "Reporting Persons") consist of Balch Hill Capital, LLC ("Balch Hill"), a registered investment adviser and Delaware limited liability company, Balch Hill Partners, L.P., a Delaware limited partnership ("Balch Hill Partners") and Simon J. Michael. Balch Hill is the general partner and investment adviser of Balch Hill Partners. Mr. Michael is the controlling person of Balch Hill. Balch Hill Partners is filing this report jointly with the other Reporting Persons, but not as a member of a group and expressly disclaims membership in a group. In addition, the Reporting Persons disclaim membership in a group with any other non-reporting person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

2. These securities are owned directly by Balch Hill Partners and indirectly by Balch Hill as the investment adviser and general partner of Balch Hill Partners, and Mr. Michael as the controlling person of Balch Hill. Balch Hill and Mr. Michael disclaim beneficial ownership in such securities except to the extent of their pecuniary interest therein.

Dated: May 8, 2002
Balch Hill Capital, LLC By: /s/ Simon J. Michael Manager	Balch Hill Partners, L.P. By: Balch Hill Capital, LLC, General Partner By: /s/ Simon J. Michael Manager
/s/ Simon J. Michael

Joint Filer Information

Name: Simon J. Michael

Address: 2778 Green Street, San Francisco, CA 94123

Designated Filer: Balch Hill Capital, LLC

Issuer and Ticker Symbol: Gadzoox Networks, Inc. (ZOOX)

Statement for Month/Year: April 2002

Signature: /s/ Simon J. Michael

Name: Balch Hill Partners, L.P.

Address: 2778 Green Street, San Francisco, CA 94123

Designated Filer: Balch Hill Capital, LLC

Issuer and Ticker Symbol: Gadzoox Networks, Inc. (ZOOX)

Statement for Month/Year: April 2002

Signature: Balch Hill Partners, L.P.

By: Balch Hill Capital, LLC

By: /s/ Simon J. Michael, Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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